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Exhibit 2

Audited Consolidated
Financial Statements and Notes
 For the year ended December 31, 2011

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of MI Developments Inc. (the "Company") is responsible for the preparation and presentation of the consolidated financial statements and all the information in the 2011 Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with information contained in the consolidated financial statements. The consolidated financial statements have been audited by the independent auditors, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2011 and based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting is effective. The Company's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), provide a SOX-related certification in connection with the Company's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. According to Multilateral Instrument 52-109, a similar certification is provided to the Canadian Securities Administrators.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

THOMAS HESLIP	MICHAEL FORSAYETH
Chief Executive Officer	Chief Financial Officer

Toronto, Canada,
March 9, 2012.

44 MI Developments Inc. 2011

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 MI Developments Inc.

We have audited the accompanying consolidated financial statements of MI Developments Inc. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Toronto, Canada	Chartered Accountants
March 9, 2012	Licensed Public Accountants

MI Developments Inc. 2011 45

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER
THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
(UNITED STATES)

The Board of Directors and Shareholders of
 MI Developments Inc.

We have audited MI Developments Inc.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position, under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated balance sheets as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information of the Company and our report dated March 9, 2012 expressed an unqualified opinion thereon.

Toronto, Canada	Chartered Accountants
March 9, 2012	Licensed Public Accountants

46 MI Developments Inc. 2011

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)

As at December 31,	Note	2011	2010
			(restated — note 20)
ASSETS
Non-current assets:
Real estate properties, net	4	$1,135,475	$1,174,271
Deferred rent receivable		12,492	13,420
Future tax assets	6	1,270	2,629
Note receivable	2	2,500	—
Receivable from Reorganized MEC	2	—	7,500
Fixed assets, net		35	95
Other assets	5	3,538	4,356
Discontinued operations	1, 20	—	586,309

		1,155,310	1,788,580
Current assets:
Current portion of note receivable	2	5,250	—
Current portion of receivable from Reorganized MEC	2	—	5,689
Accounts receivable		6,447	2,817
Income taxes receivable		995	1,469
Prepaid expenses and other		634	6,351
Cash and cash equivalents		55,957	66,732
Current assets of discontinued operations	1, 20	—	72,115

Total assets		$1,224,593	$1,943,753

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	7	$258,836	$264,312
Future tax liabilities	6	29,718	37,751
Deferred revenue		3,922	—
Discontinued operations	1, 20	—	33,140

		292,476	335,203
Current liabilities:
Long-term debt due within one year	7	—	2,254
Deferred revenue		3,539	2,752
Accounts payable and accrued liabilities	8	14,195	24,032
Income taxes payable		20,339	24,211
Bank indebtedness	9	—	13,071
Current liabilities of discontinued operations	1, 20	—	50,542

Total liabilities		330,549	452,065

Shareholders' equity:
Common Shares
(Shares issued — 46,871,356; 2010 — 46,160,564)	10	1,521,093	1,506,088
Class B Shares
(Shares issued: nil; 2010 — 547,413)	10	—	17,866
Contributed surplus	11	57,636	59,020
Deficit		(845,770)	(267,227)
Accumulated other comprehensive income	12	161,085	175,941

Total shareholders' equity		894,044	1,491,688

Total liabilities and shareholders' equity		$1,224,593	$1,943,753

Commitments and contingencies	21
See accompanying notes
On behalf of the Board:

/s/ G. WESLEY VOORHEIS Director	/s/ GERALD J. MILLER Director

MI Developments Inc. 2011 47

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)

Years ended December 31,	Note	2011	2010	2009
			(restated — note 20)
Revenues
Rental		$182,949	$172,070	$170,286
Interest and other income from MEC	3(a)	—	1,824	43,469

		182,949	173,894	213,755

Operating costs, expenses and income
Property operating costs		3,081	2,784	2,227
General and administrative		47,400	43,586	48,431
Depreciation and amortization		43,158	41,181	40,973
Interest expense and other financing costs, net	7(c)	15,926	18,217	14,687
Foreign exchange losses (gains)		(191)	86	(543)
Write-down of long-lived assets	15	19,149	—	4,498
Impairment provision (recovery) related to loans receivable from MEC	3(a)	—	(9,987)	90,800

Operating income		54,426	78,027	12,682
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	1(d)	—	—	(46,677)
Gain on disposal of real estate		88	—	206
Other gains (losses), net	3(c),12	—	1,971	(7,798)
Purchase price consideration adjustment	2	—	20,335	—

Income (loss) before income taxes		54,514	100,333	(41,587)
Income tax expense (recovery)	6	(4,682)	33,792	2,045

Income (loss) from continuing operations		59,196	66,541	(43,632)
Income (loss) from discontinued operations, net of income tax	20	96,601	(119,245)	(4,965)

Net income (loss)		155,797	(52,704)	(48,597)
Add net loss attributable to the noncontrolling interest	13	—	—	6,308

Net income (loss) attributable to MID		$155,797	$(52,704)	$(42,289)

Income (loss) attributable to MID from
— continuing operations		$59,196	$66,541	$(43,632)
— discontinued operations		96,601	(119,245)	1,343

Net income (loss) attributable to MID		$155,797	$(52,704)	$(42,289)

Basic and diluted earnings (loss) attributable to each MID
Common or Class B Share	16
— continuing operations		$1.26	$1.42	$(0.93)
— discontinued operations		2.06	(2.55)	0.02

Total		$3.32	$(1.13)	$(0.91)

Average number of Common and Class B
Shares outstanding during the year (in thousands)	16
— Basic		46,888	46,708	46,708
— Diluted		46,970	46,708	46,708

See accompanying notes

48 MI Developments Inc. 2011

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)

Years ended December 31,	Note	2011	2010	2009
Net income (loss)		$155,797	$(52,704)	$(48,597)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes	12,13	—	—	171
Foreign currency translation adjustment	12,13	(14,324)	(22,079)	48,241
Recognition of foreign currency translation loss (gain) in net income (loss)	12	—	(42)	7,798
Change in net unrecognized actuarial pension losses	12	—	(120)	—
Reclassification to net income (loss) of foreign currency translation gain of discontinued operations upon deconsolidation	12	(652)	—	—
Reclassification to net income (loss) of net unrecognized actuarial pension losses of discontinued operations upon deconsolidation	12	120	—	—
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC	1(d),12	—	—	(19,850)

Comprehensive income (loss)		140,941	(74,945)	(12,237)
Add comprehensive loss attributable to the noncontrolling interest	13	—	—	6,303

Comprehensive income (loss) attributable to MID		$140,941	$(74,945)	$(5,934)

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)

Years ended December 31,	Note	2011	2010	2009
Deficit, beginning of year		$(267,227)	$(191,169)	$(120,855)
Net income (loss) attributable to MID		155,797	(52,704)	(42,289)
Dividends		(37,544)	(23,354)	(28,025)
Distribution under Plan of Arrangement	1, 20	(696,796)	—	—

Deficit, end of year		$(845,770)	$(267,227)	$(191,169)

See accompanying notes

MI Developments Inc. 2011 49

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

Years ended December 31,	Note	2011	2010	2009
			(restated — note 20)
OPERATING ACTIVITIES
Income (loss) from continuing operations		$59,196	$66,541	$(43,632)
Items not involving current cash flows	17(a)	62,415	25,971	141,903
Changes in non-cash working capital balances	17(b)	(8,285)	(1,304)	12,366

Cash provided by operating activities		113,326	91,208	110,637

INVESTING ACTIVITIES
Real estate and fixed asset additions		(50,341)	(9,794)	(8,021)
Proceeds on disposal of real estate and fixed assets, net		133	—	692
Decrease (increase) in other assets		156	(2,618)	(824)
Loan repayments from MEC		—	60,794	10,632
Loan advances to MEC, net		—	(13,804)	(54,072)
Acquisition of MEC Transferred Assets, net of cash	2	—	(50,520)	—

Cash used in investing activities		(50,052)	(15,942)	(51,593)

FINANCING ACTIVITIES
Proceeds from bank indebtedness		37,618	77,077	—
Repayment of bank indebtedness		(49,936)	(64,181)	—
Repayment of long-term debt		(2,238)	(225)	(3,309)
Issuance of shares		7,235	—	—
Dividends paid		(37,544)	(23,354)	(28,025)

Cash used in financing activities		(44,865)	(10,683)	(31,334)

Effect of exchange rate changes on cash and cash equivalents		584	(1,033)	5,235

Net cash flows provided by continuing operations		18,993	63,550	32,945

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities		629	(2,405)	(5,663)
Cash provided by (used in) investing activities		(49,072)	5,048	(45,108)
Cash used in financing activities		—	(115,949)	(1,885)

Net cash flows used in discontinued operations		(48,443)	(113,306)	(52,656)

Net decrease in cash and cash equivalents during the year		(29,450)	(49,756)	(19,711)
Cash and cash equivalents, beginning of year		85,407	135,163	154,874

Cash and cash equivalents, end of year		55,957	85,407	135,163
Less: cash and cash equivalents of discontinued operations, end of year		—	(18,675)	(164)

Cash and cash equivalents of continuing operations, end of year		$55,957	$66,732	$134,999

See accompanying notes

50 MI Developments Inc. 2011

Notes to Consolidated Financial Statements
(All amounts, except per share amounts, in thousands of U.S. dollars unless otherwise noted)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization, Segmented Information and Basis of Presentation

        Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID also acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet®, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated MID's dual class share capital structure through which Mr. Frank Stronach and his family controlled MID (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated MID's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (MID was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income producing properties), a property located in the United States, an income producing property located in Canada which is also currently MID's Head Office and cash in the amount of $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the

MI Developments Inc. 2011 51

    sale of Lone Star LP (note 2), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 2) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by MID and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

  Segmented Information and Discontinued Operations

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010 until the completion of the Arrangement on June 30, 2011, the Company's operations were segmented between the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments were determined based upon the distinct nature of their operations and that each segment offered different services and was managed separately. Prior to the deconsolidation of MEC at the Petition Date on March 5, 2009, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management. However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 20) and, as such, have been excluded from continuing operations for all periods presented. Accordingly, the Company's single reportable segment pertains to the Real Estate Business' income producing properties.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income producing property located in Canada were previously presented in the Real Estate Business segment and have been presented as discontinued operations for the years ended December 31, 2011, 2010 and 2009.

  Real Estate Business

  The Company's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio. At December 31, 2011, the Company's real estate portfolio consists of 105 income producing industrial and commercial properties, representing 27.9 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating subsidiaries.

  Racing & Gaming Business

  As a result of the Plan, following the close of business on April 30, 2010, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 20). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and

52 MI Developments Inc. 2011

  Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Prior to the deconsolidation of MEC at the Petition Date, MEC's operations primarily included the operation and management of seven thoroughbred racetracks, one standardbred racetrack and two racetracks that ran both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Certain of these racetracks were acquired by MID on April 30, 2010 (note 2). Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) included casino operations with alternative gaming machines. MEC also owned and operated XpressBet®, AmTote, three thoroughbred training centres, joint venture interests in The Village at Gulfstream Park™ and HRTV, LLC, and production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio included a residential development in Austria.

  Basis of Presentation

  The accompanying consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP").

(b)   Consolidated Financial Statements

  The accompanying consolidated financial statements include the accounts of MID and its subsidiaries (references to "MID" or the "Company" include MID's subsidiaries). All significant intercompany balances and transactions have been eliminated.

(c)   Comparative Amounts

  The Company has reordered the consolidated balance sheet as at December 31, 2010. In addition, property operating costs and certain expenses have been reclassified in the consolidated statements of income (loss) for the years ended December 31, 2010 and 2009 to conform to the current year's presentation.

(d)   Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing on the Petition Date as described above, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

  Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

MI Developments Inc. 2011 53

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 12)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 13)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

  U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the accompanying consolidated statements of income (loss).

(e)   Foreign Currency Translation

  The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company's U.S. dollar reporting currency using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive income" component of shareholders' equity.

  The appropriate amounts of foreign currency translation adjustments in the "accumulated other comprehensive income" component of shareholders' equity are released from "other comprehensive income (loss)" and included in the consolidated statements of income (loss) when there is a sale or partial sale of the Company's investment in the self-sustaining operations having a functional currency other than the U.S. dollar, or upon a complete or substantially complete liquidation of the investment.

  Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward

54 MI Developments Inc. 2011

  contracts subject to hedge accounting in accordance with the Company's accounting policy for "Financial Instruments" as described below.

(f)    Financial Instruments

  All financial instruments, including derivative financial instruments, are included on the Company's consolidated balance sheets and measured either at their fair values or, under certain circumstances, at cost or amortized cost. Unrealized gains and losses resulting from changes in fair values are recognized in the consolidated statements of income (loss).

  All of the Company's consolidated financial assets would be classified as "held for trading", "held to maturity", "loans and receivables" or "available for sale" and all of the Company's consolidated financial liabilities would be classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value, with subsequent measurements dependent on the classification of each financial instrument.

  "Held for trading" financial assets, which include "cash and cash equivalents", are measured at fair value and all gains and losses are included in income in the period in which they arise. "Loans and receivables", which include certain "other assets", "note receivable" and "accounts receivable", are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

  "Other financial liabilities", which include "senior unsecured debentures, net", "long-term debt", "dividends payable", "accounts payable and accrued liabilities" and "bank indebtedness", are recorded at amortized cost. The Company does not have any consolidated financial liabilities classified as "held for trading".

  The Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term.

  The Company may utilize derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Company from time to time uses hedge accounting, as described below, to ensure that counterbalancing gains, losses, revenues and expenses, including the effects of counterbalancing changes in cash flows, are recognized in income in the same period or periods. When hedge accounting is not employed, the Company measures and recognizes the fair value of the hedging instrument on the consolidated balance sheets with changes in such fair value being recognized in the consolidated statements of income (loss) in the period in which they occur.

  Hedge Accounting

  When hedge accounting is employed, the Company first formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions. This process includes linking derivative financial hedging instruments to forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items and whether the hedging relationship may be expected to remain highly effective in future periods. Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statements of income (loss). When it is determined that a hedging relationship is not, or has ceased to be, highly effective, the use of hedge accounting is discontinued on a prospective basis.

  Unrecognized gains or losses associated with derivative financial instruments that have been terminated or cease to be effective as a hedging instrument prior to maturity are amortized in the consolidated

MI Developments Inc. 2011 55

  statements of income (loss) over the remaining term of the original hedge. If the hedged item is sold or settled prior to the termination of the related derivative financial instrument, the entire unrecognized gain or loss, and any subsequent gain or loss on such derivative instrument, is recognized in the consolidated statements of income (loss).

  Net cash flows arising from derivative financial instruments used to hedge anticipated foreign currency transactions and interest rate fluctuations are classified in the same manner as the cash flows from the hedged transactions on the consolidated statements of cash flows.

  Foreign Exchange Forward Contracts

  The Company, on occasion, purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. When hedge accounting is employed, the fair value of the hedging instrument is recognized on the consolidated balance sheets. Foreign exchange translation gains and losses, together with any premium or discount, on derivative financial instruments are recognized in "other comprehensive income (loss)" and included in the "accumulated other comprehensive income" component of shareholders' equity until the hedged transaction is included in the consolidated statements of income (loss). At that time, the amount previously included in "accumulated other comprehensive income" is released from "other comprehensive income (loss)" and included in the consolidated statements of income (loss).

  Interest Rate Swaps

  MEC occasionally utilized interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts were accounted for using hedge accounting, with the fair value of the hedging instrument being recognized on the consolidated balance sheets as an asset or liability with the offset being recognized, net of related income taxes and the noncontrolling interest impact, in "accumulated other comprehensive income". To the extent that changes in the fair value of the hedging instrument offset changes in the fair value of the hedged item, they were recorded, net of related income taxes and the noncontrolling interest impact, in "other comprehensive income (loss)" and "accumulated other comprehensive income".

(g)   Cash and Cash Equivalents

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

(h)   Loans Receivable from MEC

  Prior to the settlement of loans receivable from MEC on April 30, 2010, such amounts were stated at cost net of any deferred arrangement fees and valuation allowance. Deferred arrangement fees were amortized over the term of the related loans.

  Loans receivable from MEC were considered impaired when, based on information and events, it was possible that the Company would not collect all amounts due according to the contractual terms of the loan agreements. If the Company determined that the loans were impaired, a valuation allowance was established equal to the difference between the carrying amounts of the loans receivable and estimated recoverable value. Estimated recoverable value was based on the present value of the expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The present value of the expected future cash flows was accreted to its recoverable value, with the passage of time, and recognized as interest income from MEC in the consolidated statements of income (loss). Changes in the fair value of the collateral, if any, were reported as either an increase or decrease to the impairment provision relating to loans receivable from MEC on the consolidated statements of income (loss).

  The valuation allowance was maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the valuation allowance was based on MEC's ability to pay, the estimated value of the underlying collateral and other

56 MI Developments Inc. 2011

  relevant factors. Accounting estimates related to impairment provisions for loans receivable from MEC were subject to significant measurement uncertainty and were susceptible to change as such estimates required management to make forward-looking assumptions regarding the timing and amount of future cash flows expected to be received or the fair value of the collateral related to the loans receivable from MEC.

  The Company did not accrue interest income on the loans receivable from MEC once it was determined that the loans were impaired.

(i)    Real Estate Properties

  In all cases below, "cost" represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

  Revenue-producing Properties

  Revenue-producing properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

  Depreciation is provided on a straight-line basis over the estimated useful lives of buildings (including buildings under capital leases), which typically range from 20 to 40 years.

  Development Properties

  The Company's development properties are stated at cost, reduced for impairment losses when appropriate. Properties under development are classified as such until the property is substantially completed and available for occupancy. Depreciation is not recorded for development properties.

  Properties Held for Sale

  Properties held for sale are carried at the lower of (i) cost less accumulated depreciation and (ii) net realizable value. Depreciation ceases once a property is classified as held for sale.

(j)    Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

(k)   Impairment of Long-lived Assets

  For long-lived assets (including real estate properties and fixed assets) not held for sale, the Company assesses at least annually whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted projected future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

  When long-lived assets are classified by the Company as held for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable value" is

MI Developments Inc. 2011 57

  determined based on discounted projected net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

  Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to changes as such estimates require management to make forward- looking assumptions regarding cash flows and business operations.

(l)    Deferred Financing Costs

  The costs of issuing long-term debt are capitalized and amortized over the term of the related debt.

(m)  Revenue Recognition

  Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

  The Real Estate Business' leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in "deferred rent receivable".

(n)   Stock-Based Compensation Plans

  Compensation expense for stock option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Common Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

  The Company's restricted share unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced and credited to Common Shares as restricted share units are released under the plan.

  Compensation expense and a corresponding liability are recognized for deferred share units ("DSUs") based on the market value of the underlying shares. During the period in which the DSUs are outstanding, the liability is adjusted for changes in the market value of the underlying stock, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur.

58 MI Developments Inc. 2011

  The stock-based compensation plans are described in note 14.

(o)   Income Taxes

  The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

(p)   Use of Estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(q)   Revenue Recognition — Racing & Gaming Business

  Racing revenues included pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing were recorded on a daily basis. Pari-mutuel wagering revenues were recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" in discontinued operations (note 20).

  Gaming revenues represented the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and was recorded at the time wagers were made. The costs associated with gaming revenues represented statutory required amounts distributed to the state as tax and to the horsemen to supplement purses and are included in "purses, awards and other" in discontinued operations (note 20).

  Non-wagering revenues included totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales were recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services were recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales were recorded at the time of sale. Revenues from admissions and parking were recorded on a daily basis, except for seasonal amounts which were recorded rateably over the racing season. Revenues from sponsorship and rental fees were recorded rateably over the terms of the respective agreements or when the related event occurred.

(r)    Goodwill and Other Intangible Assets

  Intangible assets of the Racing & Gaming Business were classified into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. Intangible assets with definite lives consisted of customer contracts and software technology and were amortized on a straight-line basis over the period of expected benefit ranging from three to eight years. An impairment review was conducted when there were indicators of impairment using the net recoverable amount analysis disclosed above. Intangible assets with indefinite lives consisted of a trademark. The trademark was not amortized but was evaluated for impairment by comparing the carrying amount to the estimated fair value using the "relief from royalty valuation" methodology. This approach involved estimating reasonable royalty rates for the trademark and applying

MI Developments Inc. 2011 59

  royalty rates to a net revenue stream and then discounting the resulting cash flows to determine the fair value. If the fair value was less than the carrying value of the trademark, an impairment charge was recorded. Goodwill represented the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill was evaluated for impairment on an annual basis or when impairment indicators were present. Goodwill impairment was assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeded its fair value, the reporting unit's goodwill was compared with its fair value to measure the amount of the impairment loss, if any. The fair value of goodwill was determined using estimated discounted future cash flows of the reporting unit.

(s)   Player Slot Rewards

  Slot patrons that registered in the player reward program at the gaming facility at Gulfstream Park received a player card that tracked play and rewards points based on levels of slot play. The points could be redeemed for free plays, complimentary food and beverage and select merchandise at the respective racetrack. On a daily basis, a liability was recorded based on the points earned times the expected redemption rate, which was determined using redemption experience with a corresponding expense in "purses, awards and other" in discontinued operations (note 20). The redemption value was based on the actual average cost of complimentary food and beverage and select merchandise and free plays. Revenues did not include the retail amount of food, beverage and other items provided free of charge to customers.

(t)    Employee Benefit Plans

  The cost of providing benefits through defined benefit pension plans for the Racing & Gaming Business was actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses were recognized in income over the expected average remaining service life of employees.

(u)   Interests in Joint Ventures

  The Racing & Gaming Business' interests in joint ventures for which it had the ability to exercise significant influence over operating and financial policies were accounted for using the equity method.

(v)   Self-insurance

  The Racing & Gaming Business self-insured for employee medical and dental coverage up to $250 per incident. Self-insurance reserves included known claims and estimates of incurred but not reported claims based on past claim experience. The Racing & Gaming Business also maintained stop-loss insurance coverage for medical claims that exceeded $250 per incident.

(w)  Advertising

  Costs incurred for producing advertising associated with horseracing and slot operations were generally expensed when the advertising program commenced. Costs incurred with respect to promotions for specific live race days were expensed on the applicable race day.

(x)   Seasonality

  The Racing & Gaming Business was seasonal in nature and racing revenues and operating results for any quarter were not indicative of the racing revenues and operating results for the year. The racing operations historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality resulted in large quarterly fluctuations in revenues, operating results and cash flows.

60 MI Developments Inc. 2011

(y)   Accounting Changes

  Multiple-Deliverable Revenue Arrangements

  In September 2009, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") 605, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements". ASC 605 has been amended: (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have third party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The amendments are effective for fiscal years beginning on or after June 30, 2010 and adoption may be either prospective or retrospective. The adoption of ASC 605, effective January 1, 2011, did not have any impact on the Company's consolidated financial statements.

  Stock-Based Compensation

  In April 2010, the FASB issued Accounting Standards Update ("ASU") 2010-13, "Compensation — Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The adoption of ASU 2010-13, effective January 1, 2011, did not have any impact on the Company's consolidated financial statements.

  Fair Value Measurement

  In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The Company is evaluating the potential impact on the consolidated financial statements.

  Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU 2011-05 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

2.  ACQUISITION OF MEC TRANSFERRED ASSETS

The Company accounted for the transfer of the MEC Transferred Assets, in consideration for satisfying MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (all as defined in note 3(a)), with an estimated fair value of $346.4 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including

MI Developments Inc. 2011 61

future expected cash flows and applicable discount rates and the use of third-party valuations. The Company's final allocation of the fair values of assets acquired and liabilities assumed is as follows:

Assets acquired:
Restricted cash	$10,190
Accounts receivable	65,053
Receivable from Reorganized MEC	67,677
Other current assets	20,479
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	41,004
Other non-current assets	38,157

$665,221

Liabilities assumed:
Bank indebtedness	$41,910
Accounts payable and accrued liabilities	108,346
Income taxes payable	1,160
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	33,224
Other long-term liabilities	4,346

268,353

Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$396,868

Goodwill arose from the acquisition of XpressBet, MJC and AmTote. Goodwill arising from the acquisition of XpressBet of $10.4 million was deductible for tax purposes and the remainder arising from the acquisition of MJC and AmTote in the aggregate amount of $30.6 million was not deductible for tax purposes.

The fair values of the assets of the racing businesses, with the exception of MJC, were assessed based on the underlying real estate as this was determined to be the highest and best use. The fair values of the real estate were determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. In the case of MJC, the fair values were established based on the sale transaction with Penn National Gaming, Inc.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

Intangible assets included customer contracts, software technology and a trademark. The fair values of the intangible assets were determined in consultation with an external valuator. The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represented the respective entity's weighted average cost of capital including a risk premium where warranted. Customer contracts of $12.1 million were amortized over the term of the contract, which ranged from 3 to 8 years. The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimated the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner did not have to pay a royalty to another party for use of the asset. The incremental cash flows were derived from applying a royalty rate to estimates of the entity's projected revenues. The royalty rate was determined by comparing third-party licensing transactions to the

62 MI Developments Inc. 2011

entity's operations. The discount rate applied was based upon the respective entity's weighted average cost of capital including a risk premium where warranted. Software technology of $13.0 million was amortized on a straight-line basis over 5 years. The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above. The trademark of $4.1 million, which was active and related to corporate identification, had an indefinite life and therefore was not amortized.

Other non-current assets primarily represented a 50% joint venture interest in The Village at Gulfstream Park™. Fair value was determined based on an external real estate appraisal using a discounted cash flow analysis under the income valuation method.

Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximated fair value.

Other long-term liabilities related primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing the fair value of the pension liabilities relating to the two pension plans as follows:

  •
  the assumed discount rate for each pension plan reflected market rates for high quality fixed income investments whose cash flows matched the timing and amount of expected benefit payments;

  •
  the expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of these investment categories; and

  •
  the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximated fair value. The receivable from Reorganized MEC related to insurance recovery proceeds as well as the proceeds from the sale of Thistledown received subsequent to the date the Transferred Assets were transferred to MID under the Plan and the expected proceeds from the sale of Lone Star LP. Due to the short-term nature of these amounts, the book value approximated fair value. The proceeds from insurance recoveries were received in July 2010, September 2010 and October 2010 and proceeds from the sale of Thistledown were received in July 2010.

During the measurement period, the total purchase price consideration of $396.9 million was retrospectively adjusted by $20.3 million to the date of acquisition on April 30, 2010, due to additional information obtained relating to certain preliminary amounts previously recorded for the above assets acquired and liabilities assumed. The total purchase price consideration adjustment of $20.3 million is comprised of the following items:

Directors' and officers' insurance proceeds(i)	$8,400
Bankruptcy claims(ii)	11,112
Proceeds from the sale of Lone Star LP(iii)	(575)
Changes in fair value of net assets retained under the Plan(iv)	1,398

Purchase price consideration adjustment	$20,335

(i)
Directors' and officers' insurance proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company

MI Developments Inc. 2011 63

  recognized a retrospective adjustment of $8.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

(ii)
Bankruptcy claims

At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Court approval. Consequently, at each reporting date during the measurement period, the Company made estimates of such settlements based on claims that were resolved, continued to be objected to and/or negotiated and claims which were pending Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.1 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized a retrospective adjustment of $11.1 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

(iii)
Proceeds from the sale of Lone Star LP

At April 30, 2010, the Company estimated the expected proceeds from the sale of Lone Star LP included in "receivable from Reorganized MEC". During the measurement period, the Company revised its estimates relating to the expected proceeds as a result of information obtained relating to the estimated closing costs and Lone Star LP's anticipated working capital position. Accordingly, the Company recognized a retrospective adjustment of $0.6 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

(iv)
Changes in fair value of net assets retained under the Plan

At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the MEC Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the MEC Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and the tax basis of assets acquired and liabilities assumed. Accordingly, the Company recognized a retrospective adjustment of $1.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park, as well as $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, on May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first $20.0 million of the net proceeds from the sale and MID received $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by MID of $25.8 million consisted of $10.8 million in cash, $0.5 million of which is being held in escrow to cover any potential claims by the purchaser, and a note receivable of $15.0 million. The note receivable bears interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. On February 21, 2012, the Company received its portion of the first instalment of the note receivable with accrued interest. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. From the effective date of the Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. Following November 30, 2010 to the date the Lone Star LP sale was consummated on May 16, 2011, MID did not fund the costs and expenses incurred in connection with Lone Star LP's operations. On the acquisition of the MEC Transferred Assets, the Company had determined that it effectively received a variable interest in Lone Star LP. As a result

64 MI Developments Inc. 2011

of the bankruptcy, the power to direct the activities that impacted Lone Star LP's economic performance ultimately rested with the administrator retained by the Debtors to administer the Plan and, as such, the Company did not control the variable interest in Lone Star LP. Based on the above, the Company determined that it was a non-primary beneficiary and, accordingly, this variable interest entity did not meet the criteria for consolidation.

In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments relating to the note receivable from the sale of Lone Star LP will be made to the Stronach Shareholder who will in turn remit 50% of those payments to the Company pursuant to the terms of the Arrangement. At December 31, 2011, the Company's 50% interest of the $0.5 million cash held in escrow and the $15.0 million note receivable from the sale of Lone Star LP that is owing to the Company are included in "note receivable" and "current portion of note receivable" on the accompanying consolidated balance sheets and the remaining 50% transferred to the Stronach Shareholder on June 30, 2011 is included in discontinued operations. At December 31, 2010, 50% of the Company's expected proceeds from the sale of Lone Star LP were included in "receivable from Reorganized MEC" and "current portion of receivable from Reorganized MEC" and the remaining 50% included in discontinued operations on the accompanying consolidated balance sheets.

Prior to the Arrangement, MID also had the right to receive 100% of any proceeds from PA Meadows, LLC's future payments under the holdback relating to MEC's prior sale of The Meadows racetrack (note 21(e)). The Company has not received any proceeds since the acquisition of the MEC Transferred Assets. In connection with the Arrangement, any future payments under such holdback will be shared equally between the Company and the Stronach Shareholder. Due to the uncertainty of receiving any proceeds under the holdback, at December 31, 2011, no amounts have been recorded in the accompanying consolidated financial statements.

3.  TRANSACTIONS WITH RELATED PARTIES

In 2011 MID agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with the Arrangement. In accordance with such agreement, a $2.2 million payment was made to a company owned by an individual who became Chairman of the new Board of Directors (the "Board") following the completion of the Arrangement, for legal and advisory services relating to the Arrangement.

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in MID. Consequently, Mr. Stronach and the Company ceased to be related parties for accounting purposes. Furthermore, effective July 1, 2011, MID and Magna are no longer considered to be related parties for accounting purposes due to the factors noted above.

The transactions with Mr. Stronach, Magna and MEC that occurred while related with MID prior to the completion of the Arrangement on June 30, 2011 are noted below.

(a)   Loans to MEC

  The outstanding balances of the loans receivable from MEC were settled on April 30, 2010 as part of the Plan and the acquisition of the MEC Transferred Assets (note 2). These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and a debtor-in-possession loan extended to MEC in connection with MEC's Chapter 11 proceedings (the "DIP Loan"). For the year ended December 31, 2011, the Company did not receive interest and other income from MEC as the loans were settled on April 30, 2010 (2010 — $1.8 million; 2009 — $43.5 million).

MI Developments Inc. 2011 65

  In connection with the development and completion of the Plan (note 1(a)), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value.

  A summary of the changes in the valuation allowance due to changes in the fair value of the MEC Transferred Assets at April 30, 2010 related to the loans receivable from MEC is as follows:

Years ended December 31,	2011	2010	2009
Balance, beginning of year	$—	$90,800	$—
Impairment provision	—	—	90,800
Impairment recovery related to loans receivable from MEC	—	(9,987)	—
Release of valuation allowance on settlement under the Plan	—	(80,813)	—

Balance, end of year	$—	$—	$90,800

  As a result of the transfer of the MEC Transferred Assets under the Plan effective April 30, 2010 (note 2), the Company reduced the impairment provision by $10.0 million in the three-month period ended June 30, 2010 as a result of assessing the fair value of the MEC Transferred Assets on April 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under the Plan or for which the Court had yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

  The estimates of values and recoveries involved complex considerations and judgments concerning various factors that affected the value of MEC's assets. Moreover, the value of MEC's assets was subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

  A reconciliation of the changes in the impairment recovery related to the loans receivable from MEC at the date the MEC Transferred Assets were acquired is presented below:

Directors' and officers' insurance proceeds(i)	$13,000
Sale proceeds from liquidated assets under the Plan(ii)	7,538
Bankruptcy claims(iii)	(15,907)
Changes in fair value of net assets retained under the Plan(iv)	5,356

Impairment recovery	$9,987

  The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as a result of the following:

  (i)
  Directors' and officers' insurance proceeds

    Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. At April 30, 2010, MID was in discussions with the insurers regarding its claim. Given the complex nature of the

66 MI Developments Inc. 2011

    claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement was subsequently entered into in July 2010 with one of the insurers, resulting in MID receiving compensation of $13.0 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.0 million related to the MEC Transferred Assets on April 30, 2010.

  (ii)
  Sale proceeds from liquidated assets under the Plan

    The estimates of sale proceeds from liquidated assets under the Plan increased by approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million related to the MEC Transferred Assets on April 30, 2010.

  (iii)
  Bankruptcy claims

    The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Court approval. Consequently, the Company made estimates of such settlements based on claims that were resolved, continued to be objected to and/or negotiated and claims which were pending Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $15.9 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $15.9 million related to the MEC Transferred Assets on April 30, 2010.

  (iv)
  Changes in fair value of net assets retained under the Plan

    The Company estimated the working capital of the MEC Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the MEC Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the MEC Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the MEC Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and the tax basis of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the MEC Transferred Assets on April 30, 2010.

(b)   Charges and Sales to Magna

  Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries. At December 31, 2010, included in accounts receivable and other assets relating to the

MI Developments Inc. 2011 67

  long-term portion of a lease termination fee are amounts due from Magna and its subsidiaries in the amount of $1.1 million and $0.5 million, respectively.

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

(c)   Magna Lease Terminations

  During the year ended December 31, 2010, the Company and Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million, which amount will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains (losses), net" in the Company's consolidated statements of income (loss) for the year ended December 31, 2010.

(d)   Expansion Costs Reimbursed to Magna

  During the first half of 2011, the Company paid $3 thousand (2010 — $0.5 million; 2009 — $0.1 million) to Magna as reimbursement for expenditures incurred by Magna in relation to expansions of the Real Estate Business' revenue-producing properties.

(e)   Charges from Magna

  Magna charges the Company for certain administrative and professional services and use of shared facilities. For the first half of 2011, these charges totalled $0.1 million (2010 — $2.4 million; 2009 — $1.1 million) and are included in "general and administrative" expenses in the Company's consolidated statements of income (loss). The Company also incurred nil costs (2010 — nil; 2009 — $0.1 million) for services provided by Magna in relation to certain properties held for development, which were primarily capitalized to "real estate properties, net".

  During the period from January 1, 2009 to the Petition Date, MEC incurred $1.0 million of charges from Magna and its subsidiaries for rental of facilities and central shared and other services.

  Included in "accounts payable and accrued liabilities" at December 31, 2010 are amounts due to Magna and its subsidiaries totalling $0.7 million.

(f)    Legal, Consulting and Other Services

  In conjunction with the Arrangement (note 1), during the first half of 2011, a $1.0 million payment was approved to an affiliate of Mr. Frank Stronach for services rendered as Chairman of the Company. In December 2010 and 2009, the Compensation Committee recommended to the Board and the Board subsequently approved a $2.0 million payment for each year to an affiliate of Mr. Stronach, Chairman of the Company, for services rendered on behalf of the Company.

  Included in "accounts receivable" at December 31, 2010 are amounts due from an entity controlled by Mr. Frank Stronach and his family of $0.6 million related to the reimbursement of expenses incurred for an offer to acquire the Company's shares. The amount owing was fully repaid in 2011.

  During the first half of 2011, the Company incurred $0.1 million (2010 — $0.1 million; 2009 — nil) for consulting services from a company affiliated with a former Director of the Company.

  During the year ended December 31, 2009, the Company incurred $0.3 million of legal services at standard billing rates from a legal firm whose Senior Partner had been a Director of the Company from March 17, 2005 to May 7, 2009.

  Commencing in November 2008, a company affiliated with a Director of the Company (since August 29, 2003) entered into a consulting arrangement with the Company providing for an annual retainer of

68 MI Developments Inc. 2011

  $96 thousand plus out-of-pocket business expenses. The Director ceased to be a Director of the Company on May 7, 2009. During the year ended December 31, 2009, $40 thousand was paid by the Company under such arrangement.

  These legal, consulting and other costs are included in "general and administrative" expenses in the Company's consolidated statements of income (loss).

4.  REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:
As at December 31,	2011	2010
		(restated — note 20)
Revenue-producing properties
Land and improvements	$199,364	$213,665
Buildings, parking lots and roadways — cost	1,416,995	1,401,629
Buildings, parking lots and roadways — accumulated depreciation	(483,397)	(451,347)

	1,132,962	1,163,947
Development properties
Properties under development	2,513	10,324

	$1,135,475	$1,174,271

(b)
Future minimum rental payments to be received under operating leases in effect at December 31, 2011, substantially all of which are with Magna or its automotive operating subsidiaries, are shown in the following table. These amounts are determined using foreign exchange rates as at December 31, 2011, and only include the contracted fixed rent increases and do not include rents from any renewals on lease expiry.
2012	$178,219
2013	169,142
2014	148,740
2015	144,565
2016	140,488
Thereafter	283,796

$1,064,950

5.  OTHER ASSETS

Other assets consist of:

As at December 31,	2011	2010
		(restated — note 20)
Deferred leasing costs	$1,175	$1,333
Long-term receivables	420	958
Tenant inducements	1,943	2,065

	$3,538	$4,356

MI Developments Inc. 2011 69

6.  INCOME TAXES

(a)
The provision for (recovery of) income taxes from continuing operations differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Expected income taxes at Canadian statutory rate of 28.25% (2010 — 31%; 2009 — 33%)	$15,400	$31,103	$(13,724)
Foreign rate differentials	(9,362)	(11,155)	(27,838)
Changes in enacted tax rates and legislation	—	—	(1,536)
Reversal of prior years' provisions for uncertain tax positions	(250)	—	(173)
Non-deductible foreign currency translation loss on translation of the net investment in a foreign operation	—	—	2,573
Non-deductible expenses	1,623	1,452	1,818
Valuation allowance on provision relating to loans receivable from MEC	—	—	25,245
Impairment recovery relating to loans receivable from MEC	—	5,577	—
Purchase price consideration adjustment	—	(8,134)	—
Tax resulting from internal amalgamation (note 6(h))	(13,268)	12,745	—
Deconsolidation adjustment to the carrying value of MID's investment in, and amounts due from, MEC	—	—	15,237
Other	1,175	2,204	443

	$(4,682)	$33,792	$2,045

(b)
The details of income (loss) before income taxes from continuing operations, by jurisdiction, are as follows:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Canadian	$(10,726)	$(3,808)	$(9,023)
Foreign	65,240	104,141	(32,564)

	$54,514	$100,333	$(41,587)

(c)
The details of the income tax expense (recovery) from continuing operations are as follows:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Current provision (recovery):
Canadian federal taxes	$(6,998)	$7,554	$1,272
Canadian provincial taxes	(4,983)	5,456	937
Foreign taxes	10,775	10,342	11,709

	(1,206)	23,352	13,918

Future provision (recovery):
Canadian federal taxes	475	(67)	(2,892)
Canadian provincial taxes	339	(47)	(2,132)
Foreign taxes	(4,290)	10,554	(6,849)

	(3,476)	10,440	(11,873)

	$(4,682)	$33,792	$2,045

70 MI Developments Inc. 2011

(d)
A future income tax provision (recovery) from continuing operations has been recognized on temporary differences, which consist of the following:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Reductions in tax value of assets below book value	$(4,758)	$3,462	$(7,726)
Changes in enacted tax rates and legislation	—	—	(1,536)
Tax losses utilized	—	—	1,597
Impairment provision relating to loans receivable from MEC	—	5,577	(5,577)
Other	1,282	1,401	1,369

	$(3,476)	$10,440	$(11,873)

(e)
Future tax assets consist of the following temporary differences:
As at December 31,	2011	2010
		(restated — note 20)
Tax value of assets in excess of book value	$1,270	$2,629

(f)
Future tax liabilities consist of the following temporary differences:
As at December 31,	2011	2010
		(restated — note 20)
Book value of assets in excess of tax value	$25,371	$31,014
Other	4,347	6,737

	$29,718	$37,751

(g)
Net cash payments of income taxes amounted to $15.3 million for the year ended December 31, 2011 (2010 — $10.1 million; 2009 — $11.8 million).

(h)
The Company conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur a $12.7 million tax liability which was recorded as a current tax expense during 2010. During the year ended December 31, 2011, the Ontario Superior Court of Justice accepted the Company's application to have the amalgamation set aside and cancelled with the result that a current income tax recovery of $13.3 million was recorded during the year ended December 31, 2011.

  As at December 31, 2011, the Company had $10.7 million (2010 — $10.4 million) of unrecognized income tax benefits (including $0.7 million (2010 — $1.0 million) of related accrued interest and penalties), all of which could ultimately reduce the Company's effective tax rate. The Company is currently under audit in Canada, Austria and Mexico. Given the stage of completion of the audits, the Company is unable to estimate the range of any possible changes to the unrecognized income tax benefit that these audits may cause over the next year.

MI Developments Inc. 2011 71

  A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Years ended December 31,	2011	2010	2009
Unrecognized tax benefits balance, beginning of year	$10,444	$8,316	$6,538
Gross increases for tax positions of prior years	—	—	642
Gross decreases for tax positions of prior years	(250)	—	(173)
Gross increases for tax positions of current year	835	2,020	1,112
Lapse due to statute of limitations	—	—	(602)
Foreign currency impact	(326)	108	799

Unrecognized tax benefits balance, end of year	$10,703	$10,444	$8,316

  For the year ended December 31, 2011, no interest and penalties were paid and recorded (2010 — nil; 2009 — nil) as part of the provision for income taxes in the consolidated statements of income (loss).

  As at December 31, 2011, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2007 through 2011
United States	2007 through 2011
Mexico	2005 through 2011
Austria	2006 through 2011

  At December 31, 2011, the Company had capital loss carryforwards totalling approximately $715.4 million that do not expire.

7.  SENIOR UNSECURED DEBENTURES AND LONG-TERM DEBT

(a)
Senior Unsecured Debentures

  On December 22, 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all MID's existing and future senior unsecured indebtedness.

  The Debentures are redeemable, in whole or in part, at MID's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2011, all of the Debentures remained outstanding.

  Interest on the Debentures is payable in Canadian dollars on a semi-annual basis. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the Debentures is presented as a reduction of the carrying amount on the Company's consolidated balance sheets. These costs, together with the discount in the issue price of the Debentures of Cdn. $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

(b)
Long-term Debt

  At December 31, 2010, the Company had a mortgage in the amount of $2.3 million which bore interest at 8.1% per annum with a maturity date in January 2011. The mortgage was fully repaid in January 2011.

72 MI Developments Inc. 2011

(c)
The Company's net interest expense, including interest expense and other financing costs on bank indebtedness (note 9) and the senior unsecured debentures, is comprised as follows:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Gross interest cost	$17,849	$18,698	$15,166
Less: interest capitalized	(1,209)	(182)	(67)

Interest expense	16,640	18,516	15,099
Interest income	(714)	(299)	(412)

Interest expense, net	$15,926	$18,217	$14,687

  Interest capitalized relates to real estate properties under development.

  Gross interest cost consists of the following:

Years ended December 31,	2011	2010	2009
		(restated — note 20)
Interest on indebtedness initially incurred for a term of more than one year	$16,571	$16,092	$14,602
Other interest	1,278	2,606	564

	$17,849	$18,698	$15,166

  Consolidated interest paid in cash for the year ended December 31, 2011 was $18.0 million (2010 — $18.8 million; 2009 — $16.2 million).

8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2011	2010
		(restated — note 20)
Accounts payable	$4,462	$6,805
Accrued salaries and wages	1,523	504
Accrued interest payable	381	390
Accrued construction payable	4,162	6,854
Accrued director share-based compensation	970	4,237
Other accrued liabilities	2,697	5,242

	$14,195	$24,032

9.  BANK INDEBTEDNESS

The Company's unsecured senior revolving credit facility in the amount of $50.0 million (the "MID Credit Facility") matured on December 22, 2011. At December 31, 2010, the Company had drawn $13.1 million (Cdn. $13.0 million) under the MID Credit Facility. The weighted average interest rate on the loans outstanding under the MID Credit Facility during 2011 was 4.85% (2010 — 5.83%).

At December 31, 2011, the Company had issued letters of credit totalling $0.1 million (2010 — $2.9 million).

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of Cdn. $50.0 million that is available by way of U.S. dollar, Canadian dollar or euro denominated loans or letters of credit (the "MID New Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The MID New Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to Cdn. $25.0 million with the consent of the lenders participating.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on MID's current credit rating, the Company would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptances) depending on the currency the Company borrows in plus an applicable margin of up to 1.75%.

MI Developments Inc. 2011 73

10.  SHARE CAPITAL

Prior to June 30, 2011, the Company had two classes of outstanding share capital; Class A Subordinate Voting Shares and Class B Shares. In accordance with the Arrangement (note 1), on June 30, 2011 the Company's Articles were amended to delete the Class B Shares from the authorized capital of MID and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. On matters presented for shareholder vote, holders of Common Shares are entitled to one vote per share and prior to June 30, 2011, holders of Class B Shares were entitled to 500 votes per share. On June 30, 2011, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share which were renamed Common Shares.

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, all with no par value.

Changes in the Company's share capital for the years ended December 31, 2011, 2010 and 2009 are shown in the following table:

	Common Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2009 and 2010	46,160,564	$1,506,088	547,413	$17,866	46,707,977	$1,523,954
Issued on exercise of stock options	490,000	9,000	—	—	490,000	9,000
Purchase for cancellation:
Stronach Shareholder	—	—	(363,414)	(11,861)	(363,414)	(11,861)
Non-Stronach shareholders	220,792	6,005	(183,999)	(6,005)	36,793	—

Shares issued and outstanding, December 31, 2011	46,871,356	$1,521,093	—	$—	46,871,356	$1,521,093

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and 8.5% of the issued and outstanding Common Shares. Pursuant to the NCIB, MID may purchase Common Shares through the facilities of the TSX, the New York Stock Exchange and any alternative trading system in Canada. The NCIB will terminate on the earlier of the date on which the maximum purchases allowed have been completed or November 28, 2012. Purchases of Common Shares are made at the market price at the time of purchase and all Common Shares purchased will be cancelled. As at December 31, 2011, no Common Shares had been acquired under the NCIB.

74 MI Developments Inc. 2011

11.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Years ended December 31,	2011	2010	2009
Contributed surplus, beginning of year	$59,020	$58,575	$57,062
Transfer to share capital on exercise of stock options	(1,765)	—	—
Stock-based compensation	381	445	1,513

Contributed surplus, end of year	$57,636	$59,020	$58,575

12.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Years ended December 31,	2011	2010	2009
Accumulated other comprehensive income, beginning of year	$175,941	$198,182	$161,827
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	—	92
Foreign currency translation adjustment, net of noncontrolling interest(i)	(14,324)	(22,079)	48,315
Recognition of foreign currency translation loss (gain) in net income (loss)(ii)	—	(42)	7,798
Change in net unrecognized actuarial pension losses, net of noncontrolling interest	—	(120)	—
Reclassification to net income (loss) of foreign currency translation gain of discontinued operations upon deconsolidation(iii)	(652)	—	—
Reclassification to net income (loss) of net unrecognized actuarial pension losses of discontinued operations upon deconsolidation(iii)	120	—	—
Reclassification to income upon deconsolidation of MEC (note 1(d))	—	—	(19,850)

Accumulated other comprehensive income, end of year(iv)	$161,085	$175,941	$198,182

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. The foreign currency translation losses in the years ended December 31, 2011 and 2010 are primarily due to the weakening of the euro and the Canadian dollar against the U.S. dollar. The foreign currency translation gain in the year ended December 31, 2009 is primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar.

(ii)
Included in "other gains (losses), net" for the year ended December 31, 2009 is a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which was considered a substantially complete liquidation of that foreign operation. For the year ended December 31, 2010, $0.1 million included in "other gains (losses), net" represents the remaining foreign currency translation gain realized from the final liquidation of that foreign operation.

(iii)
Included in "income (loss) from discontinued operations, net of income tax" on the consolidated statements of income (loss) for the year ended December 31, 2011 is the reclassification to net income (loss) of a $0.6 million foreign currency translation gain and a $0.1 million unrecognized actuarial pension loss associated with the Racing & Gaming Business upon deconsolidation.

MI Developments Inc. 2011 75

(iv)
Accumulated other comprehensive income consists of:
As at December 31,	2011	2010
Foreign currency translation adjustment	$161,085	$176,061
Net unrecognized actuarial pension losses	—	(120)

	$161,085	$175,941

13.  NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Years ended December 31,	2011	2010	2009
Noncontrolling interest, beginning of year	$—	$—	$24,182
MEC's stock-based compensation	—	—	23
Disgorgement payment received from noncontrolling interest(i)	—	—	420
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	—	(6,308)
Other comprehensive income (loss) attributable to the noncontrolling interest:
Change in fair value of interest rate swaps, net of taxes	—	—	79
Foreign currency translation adjustment	—	—	(74)
Reclassification to income upon deconsolidation of MEC (note 1(d))	—	—	(18,322)

Noncontrolling interest, end of year	$—	$—	$—

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the SEC of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

14.  STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At December 31, 2011, a maximum of 2.12 million Common Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase Common Shares. Except for the options granted on November 12, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire Common Shares. The options granted vested 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire Common Shares. The options granted vested 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all the issued and unvested options were fully vested by amendment to the stock option agreements and, as a result, at December 31, 2011, there is no unrecognized compensation expense relating to outstanding

76 MI Developments Inc. 2011

options. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation of the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2011		2010		2009
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Outstanding, beginning of year	835,000	22.66	881,544	24.50	494,544	34.83
Granted	—	—	95,000	12.90	455,000	14.54
Exercised	(490,000)	14.22	—	—	—	—
Cancelled or forfeited	(110,000)	31.85	(141,544)	27.55	(68,000)	32.97
Outstanding, end of year	235,000	31.99	835,000	22.66	881,544	24.50

On February 22, 2012, 30,000 stock options were exercised by a former officer of the Company.

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2011:

Options Outstanding and Exercisable
Number	Exercise Price (Cdn. $)	Weighted Average Remaining Life in Years
125,000	31.85	1.7
50,000	35.62	3.0
50,000	32.21	5.7
10,000	14.54	7.9
235,000	31.99	3.1

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

The weighted average assumptions used in determining the fair value of the stock options granted are shown in the table below:

Years ended December 31,	2011	2010	2009
Risk-free interest rate	—	1.3%	1.4%
Expected dividend yield	—	3.3%	4.3%
Expected volatility of Common Shares	—	58.7%	56.2%
Weighted average expected life (years)	—	2.0	2.0
Weighted average fair value per option granted	—	$3.40	$3.65

MI Developments Inc. 2011 77

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2008, the DSP was amended such that directors were required to receive at least 50% of their Board retainer fees in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

Years ended December 31,	2011	2010	2009
Outstanding, beginning of year	156,357	115,939	80,948
Granted	34,281	52,058	80,472
Redeemed	(160,137)	(11,640)	(45,481)

Outstanding, end of year	30,501	156,357	115,939

During the year ended December 31, 2011, 160,137 DSUs were redeemed by the former directors of the Company following completion of the Arrangement for cash proceeds of $4.9 million. During the year ended December 31, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $0.1 million. During the year ended December 31, 2009, 45,481 DSUs were redeemed by five directors, two of which left the Board in 2008 and three of which left the Board in 2009, for aggregate cash proceeds of $0.4 million.

Effective August 7, 2011, MID established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of share units to executives and other key employees (the "Participants"). The maximum number of Common Shares which may be issued pursuant to the Share Plan is 1.0 million. The Share Plan entitles a Participant to receive, at the discretion of the Compensation Committee of the Board, one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a Common Share on the TSX or New York Stock Exchange over the preceding 5 trading days. The Share Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Common Shares. Vesting conditions on share units are determined by the Compensation Committee of the Board at the time they are granted and share units are settled within 60 days following vesting. Shareholder and TSX approval is required prior to any share units being settled with treasury shares. During the year ended December 31, 2011, 38 thousand share units were granted with a weighted average grant date fair value of $25.71 and 26 thousand share units with a weighted average fair value of $24.97 are outstanding at December 31, 2011. During the year ended December 31, 2011, 12 thousand share units were settled for cash in the amount of $0.4 million. At December 31, 2011, unrecognized compensation cost related to the Share Plan was $0.3 million and is expected to be recognized by June 30, 2012.

During the year ended December 31, 2011, the Company recognized stock-based compensation expense of $2.4 million (2010 — $3.4 million; 2009 — $2.7 million), which includes a $1.7 million expense (2010 — $3.0 million expense; 2009 — $1.2 million expense) pertaining to DSUs and $0.7 million expense (2010 and 2009 — nil) pertaining to share units.

78 MI Developments Inc. 2011

15.  WRITE-DOWN OF LONG-LIVED ASSETS

Write-downs relating to long-lived assets have been recognized as follows:

Years ended December 31,	2011	2010	2009
Continuing operations
Commercial office — Europe(i)	$16,349	$—	$—
Commercial office — U.S.(ii)	2,800	—	4,498

	19,149	—	4,498

Discontinued operations — Arrangement Transferred Assets and Business
Development properties — Land and improvements(iii)	—	40,646	—
XpressBet(iv)	—	3,513	—

	—	44,159	—

	$19,149	$44,159	$4,498

(i)
During the fourth quarter of 2011, the Company recorded a $16.3 million write-down of two income producing properties in Austria and Germany. The Company obtained information related to the leasing of these properties that indicated the existence of potential impairments and the inability to recover their carrying values. The write-downs represent the excess of the carrying values of the assets over the estimated fair values determined by the present value of the expected future cash flows from the leased properties. The write-downs reduced the cost of each property's land and building values.

(ii)
As a result of continued weakening in the commercial office real estate market in Michigan, in the second quarter of 2011, the Company recorded a $2.8 million write-down of a revenue-producing commercial office building. In the fourth quarter of 2009, the Company recorded a $4.5 million write-down on the same property. The write-downs represent the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property. The write-downs reduced the cost of the building.

(iii)
During the year ended December 31, 2010, the Company recorded impairment charges of $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the Arrangement, in the fourth quarter of 2010 (note 1), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real-estate appraisals. The write-down reduced the cost of the land and was included in discontinued operations for the year ended December 31, 2010 (note 20).

(iv)
During the year ended December 31, 2010, XpressBet's operations were adversely impacted by certain credit card companies choosing to block otherwise exempt internet gambling related transactions. As a result, the 2011 business plan reflected reductions in estimated future cash flows based on lower expectations for growth and profitability as it was anticipated that it would require additional time and investment to re-acquire customers that either reduced or ceased their account wagering activity. Accordingly, during the year ended December 31, 2010, XpressBet recorded an impairment charge of $3.2 million relating to goodwill and $0.3 million relating to its trademark which is included in discontinued operations for the year ended December 31, 2010. (note 20)

During the year ended December 31, 2010, an unconsolidated joint venture of the Racing & Gaming Business recorded a write-down of goodwill in the amount of $29.2 million for which the Company's share of the write-down was $14.9 million which is included in discontinued operations on the consolidated statements of income (loss) (note 20).

MI Developments Inc. 2011 79

16.  EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

Years ended December 31,	2011	2010	2009
		(restated — note 20)
Income (loss) from continuing operations	$59,196	$66,541	$(43,632)
Income (loss) from discontinued operations	96,601	(119,245)	1,343

Net income (loss) attributable to MID	$155,797	$(52,704)	$(42,289)

Weighted average number of Common and
Class B Shares outstanding (thousands)	46,888	46,708	46,708
Adjustment:
Stock options and share units	82	—	—

	46,970	46,708	46,708

Basic and diluted earnings (loss) per Common or Class B Share
— from continuing operations	$1.26	$1.42	$(0.93)
— from discontinued operations	2.06	(2.55)	0.02

	$3.32	$(1.13)	$(0.91)

The computation of diluted earnings (loss) per share for the years ended December 31, 2011, 2010 and 2009 excludes the effect of the potential exercise of 225,000 (2010 — 881,544; 2009 — 494,544) options to acquire Common Shares of the Company because these options were not "in the money".

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Straight-line rent adjustment	$1,369	$1,069	$760
Stock-based compensation expense	2,014	3,402	2,734
Depreciation and amortization	43,158	41,181	40,973
Write-down of long-lived assets	19,149	—	4,498
Future income taxes	(3,476)	10,440	(11,873)
Gain on disposal of real estate	(88)	—	(206)
Purchase price consideration adjustment	—	(20,335)	—
Impairment provision (recovery) related to loans receivable from MEC	—	(9,987)	90,800
Interest and other income from MEC	—	—	(40,567)
Other losses (gains), net	—	(42)	7,798
Deconsolidation adjustment to the carrying values of MID's
investment in, and amounts due from, MEC	—	—	46,677
Other	289	243	309

	$62,415	$25,971	$141,903

80 MI Developments Inc. 2011

(b)
Changes in non-cash working capital balances are shown in the following table:
Years ended December 31,	2011	2010	2009
		(restated — note 20)
Accounts receivable	$(3,968)	$(1,036)	$569
Prepaid expenses and other	5,737	(5,436)	42
Accounts payable and accrued liabilities	(9,563)	(5,618)	7,350
Income taxes	(5,379)	13,907	2,981
Deferred revenue	4,888	(2,508)	1,542
Loans receivable from MEC, net	—	(613)	(118)

	$(8,285)	$(1,304)	$12,366

(c)
Non-cash investing and financing activities

On April 30, 2010, the Company acquired the MEC Transferred Assets with the purchase price being settled by the outstanding MEC loans of $347.1 million and cash payments aggregating $90.5 million.

On June 30, 2011, the Company cancelled 363,414 Class B Shares upon the disposition of the Arrangement Transferred Assets & Business (note 1). In addition, the remaining 183,999 Class B Shares were purchased for cancellation for Class A Subordinate Voting Shares which were renamed Common Shares.

18.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)   Fair Value

  The Company has determined the estimated fair values of its consolidated financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company would realize in a current market exchange. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  Note receivable

  The fair value of the note receivable approximates its carrying value as it bears interest at current market rates.

  Receivable from Reorganized MEC

  The fair value of the receivable from Reorganized MEC at December 31, 2010 was determined based on future cash flows from expected proceeds to be received from a Court-approved sale of an MEC asset.

  Accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and bank indebtedness

  Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

  Senior unsecured debentures

  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At December 31, 2011, the fair value of the senior unsecured debentures was approximately $286.9 million (2010 — $282.4 million).

MI Developments Inc. 2011 81

(b)   Credit Risk

  The Company's consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and note receivable.

  Cash and cash equivalents include short-term investments, such as commercial paper, which are only invested in governments and corporations with a minimum credit rating of A — (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or corporation. The Company does not have investments in asset-backed commercial paper.

  Magna contributed approximately 97% of the Company's rental revenue. As at December 31, 2011 and 2010, the Company's allowance for doubtful accounts in "accounts receivable" on the consolidated balance sheets was a nominal amount.

  The credit risk associated with the note receivable is mitigated by the guarantee provided by the parent company of the note holder (note 2). Exposure to losses on the note receivable is dependent on the note holder's financial condition. The Company monitors its exposure throughout the year.

(c)   Interest Rate Risk

  The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facilities. As there were no outstanding balances on these financial liabilities as at December 31, 2011, a 50 basis point change in annual interest rates, with all other variables held constant, would have no impact on the consolidated "interest expense and other financing costs, net" for the year ended December 31, 2011.

  The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at December 31, 2011 were outstanding throughout the entire year then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense and other financing costs, net" for the year ended December 31, 2011 by approximately $0.2 million.

(d)   Currency Risk

  The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Company's corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities. Based on the balance of these financial instruments at December 31, 2011, a 10% change in exchange rates between the Canadian dollar and the relevant currencies at December 31, 2011 would not have had a material impact on the Company's consolidated net income (loss) for the year ended December 31, 2011.

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At December 31, 2011 and 2010, the Company did not have any foreign exchange forward contracts outstanding.

82 MI Developments Inc. 2011

(e)   Derivative Financial Instruments

  The following table summarizes the impact of these derivative financial instruments on the Company's consolidated financial statements for the years ended December 31, 2011, 2010 and 2009:

		Amount of Losses (Gains) Recognized in Income on Derivatives
	Location of Losses (Gains) Recognized in Income on Derivatives
Years ended December 31,		2011	2010	2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign exchange losses (gains)	$—	$(10)	$526

(f)    Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

  Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at December 31, 2011,	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$55,957	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Income producing properties(i)	$—	$—	$12,560

MI Developments Inc. 2011 83

As at December 31, 2010,	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents — continuing operations	$66,732	$—	$—
Cash and cash equivalents — discontinued operations	$18,675	$—	$—
Restricted cash — discontinued operations	$9,334	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Trademark — discontinued operations(ii)	$—	$—	$3,800
Goodwill — discontinued operations(iii)	$—	$—	$7,191
Development properties — Land and improvements — discontinued operations(iv)	$—	$—	$39,449

(i)
During the year ended December 31, 2011, two income producing properties with an aggregate cost of $28.7 million were written down to an aggregate fair value of $12.6 million (note 15). The aggregate write-down of $16.3 million is included in "write-down of long-lived assets" on the consolidated statements of income (loss) for the year ended December 31, 2011. This is a Level 3 fair value measurement as the fair value of the income producing property was determined based on the present value of estimated future cash flows from the leased property.

(ii)
During the year ended December 31, 2010, a trademark with a cost of $4.1 million was written down to fair value of $3.8 million (note 15). The write-down of $0.3 million is included in discontinued operations on the consolidated statements of income (loss) for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the trademark was determined based on the present value of estimated royalty rates using a net revenue stream determined by the relief-from-royalty valuation methodology.

(iii)
During the year ended December 31, 2010, goodwill in the amount of $10.4 million was written down to fair value of $7.2 million (note 15). The write-down of $3.2 million is included in discontinued operations on the consolidated statements of income (loss) for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of goodwill was determined based on the present value of future cash flows of the reporting unit.

(iv)
During the year ended December 31, 2010, certain lands held for development in the amount of $80.0 million were written down to fair value of $39.4 million (note 15). The write-down of $40.6 million is included in discontinued operations on the consolidated statements of income (loss) for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the development properties was determined based on external real estate appraisals using estimated prices at which comparable assets could be purchased and adjusted for, among other things, location, size zoning/density and topography of the properties.

84 MI Developments Inc. 2011

19.  SEGMENTED INFORMATION

The following tables present certain information with respect to geographic segmentation:

Revenues — years ended December 31,	2011	2010	2009
		(restated — note 20)
Europe	$78,755	$73,419	$128,352
Canada	60,831	57,273	52,631
United States	31,096	31,213	20,698
Mexico	12,267	11,989	12,074

	$182,949	$173,894	$213,755

Real estate properties, net — as at December 31,	2011	2010
		(restated — note 20)
Europe	$453,813	$471,605
Canada	403,294	416,260
United States	211,570	216,764
Mexico	66,798	69,642

	$1,135,475	$1,174,271

Fixed assets, net — as at December 31,	2011	2010
		(restated — note 20)
Europe	$5	$49
Canada	30	46

	$35	$95

MI Developments Inc. 2011 85

20.  DISCONTINUED OPERATIONS

As a result of the approval by MID's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying consolidated financial statements.

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent.

The Company's results of operations related to the discontinued operations are shown in the following table:

Years ended December 31,	2011	2010	2009
Revenues	$268,107	$184,466	$174,804

Purses, awards and other	151,848	100,945	92,595
Operating costs	82,027	90,655	63,872
Property operating costs	1,123	1,720	1,673
General and administrative	22,113	27,135	9,581
Depreciation and amortization	3,511	9,256	7,361
Interest expense (income)	(311)	(413)	4,903
Foreign exchange losses (gains)	(58)	(102)	157
Equity loss (gain)	1,964	29,501	(65)
Write-down of long-lived and
intangible assets	—	44,159	—

Operating income (loss)	5,890	(118,390)	(5,273)
Loss on disposal of real estate	—	(1,205)	—

Income (loss) before income taxes	5,890	(119,595)	(5,273)
Income tax recovery	(1,206)	(350)	(308)

Income (loss) from operations	7,096	(119,245)	(4,965)
Net gain on disposition of discontinued
operations, net of income taxes of $10.8 million	89,505	—	—

Income (loss) from discontinued operations, net of income taxes	$96,601	$(119,245)	$(4,965)

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposition of discontinued operations was determined as the difference in the fair values and carrying values of the net assets disposed, net of costs of disposal. The difference between the fair value of the net assets disposed of and the carrying value of the 363,414 Class B Shares cancelled in the amount of $696.8 million has been recorded in the consolidated statements of changes in deficit as "Distribution under Plan of Arrangement" for the year ended December 31,

86 MI Developments Inc. 2011

2011. A summary of the fair values and carrying values of the Arrangement Transferred Assets & Business is as follows:

	Fair Value	Carrying Value	Gain	Fair Value Measurement(i)
Development Properties
Current assets	$2,375	$2,375	$—	Level 1 and 2
Land held for development	223,217	135,398	87,819	Level 3
Current liabilities	(4,351)	(4,351)	—	Level 2
Future taxes	(1,428)	(1,428)	—	Level 3
Income Producing Property and Property in United States
Land and building	16,377	9,576	6,801	Level 3
Racing & Gaming Business
Current assets	84,613	84,613	—	Level 1 and 2
Fixed assets	7,100	7,100	—	Level 2
Racing lands and other long-term assets	401,793	393,892	7,901	Level 3
Technology companies	46,961	41,525	5,436	Level 3
Current liabilities	(38,593)	(38,593)	—	Level 2
Future taxes	(24,994)	(24,994)	—	Level 3
Other liabilities	(4,413)	(4,413)	—	Level 2

Gain on disposition before transaction costs and income taxes	708,657	600,700	107,957
Transaction costs			(8,233)

Net gain on disposition before undernoted			99,724

Reclassification to net income (loss) of foreign currency translation gain and net unrecognized actuarial pension losses			532
Income taxes			(10,751)

Net gain on disposition of discontinued operations			$89,505

(i)
Refer to note 18(f) for the fair value hierarchy.

The fair values of the racetrack assets of the Racing & Gaming Business were determined based on the underlying real estate as this was considered to be the highest and best use. The fair values of the real estate were primarily determined by external real estate appraisals reflecting estimated prices at which comparable assets could be purchased and adjusted for the estimated costs to convert the land for its appraised purpose.

The fair values of fixed assets, which include machinery and equipment, and furniture and fixtures, were determined using a market approach based upon management's review of current prices at which comparable assets could be purchased under similar circumstances.

The fair values of the technology companies, which primarily included XpressBet® and AmTote, were determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted.

The fair value of the 50% joint venture interest in The Village at Gulfstream Park™ was determined based on an external real estate appraisal using discounted cash flow analysis under the income valuation method. The fair

MI Developments Inc. 2011 87

value of the 51% joint venture interest in MJC was determined based on the underlying real estate determined by external real estate appraisals as this was considered to be the highest and best use.

The fair values of the lands held for development, a property located in the United States and an income producing property located in Canada were determined by external real estate appraisals or broker opinions that reflected a market approach using estimated prices at which comparable assets could be purchased.

The remaining assets and liabilities of the Racing & Gaming Business, as well as the other assets and liabilities associated with the lands held for development were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes receivable and deferred revenue, for which the carrying value approximated fair value. The current and long-term portions of the proceeds from the sale of Lone Star LP, representing 50% of the outstanding total proceeds from the sale, approximate fair value as the note receivable bears interest at current market rates negotiated between arm's-length parties.

The Company's assets and liabilities related to discontinued operations at December 31, 2010 are shown below. At December 31, 2011, all assets and liabilities related to discontinued operations have been transferred to the Stronach Shareholder and accordingly, no amounts are recorded in the Company's consolidated balance sheet.

As at December 31,	2011	2010
ASSETS
Non-current assets:
Real estate properties, net	$—	$490,730
Future tax assets	—	967
Receivable from Reorganized MEC	—	7,500
Fixed assets, net	—	15,127
Other assets, net	—	38,629
Intangible assets, net	—	24,753
Goodwill	—	8,603

	—	586,309

Current assets:
Receivable from Reorganized MEC	—	5,689
Inventories	—	4,763
Accounts receivable	—	27,212
Income taxes receivable	—	715
Prepaid expenses and other	—	5,727
Cash and cash equivalents	—	18,675
Restricted cash	—	9,334

	—	72,115

Total assets	$—	$658,424

LIABILITIES
Non-current liabilities:
Future tax liabilities	$—	$28,800
Other long-term liabilities	—	4,340

	—	33,140

Current liabilities:
Deferred revenue	—	3,624
Accounts payable and accrued liabilities	—	46,838
Income taxes payable	—	80

	—	50,542

Total liabilities	$—	$83,682

88 MI Developments Inc. 2011

The Company's commitments and contingencies relating to the discontinued operations were assumed on closing of the Arrangement by the Stronach Shareholder or shortly thereafter.

21.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

(c)
The Company had total letters of credit outstanding of $1.2 million issued with various financial institutions at December 31, 2011 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

MI Developments Inc. 2011 89

(d)
At December 31, 2011, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $6.5 million. In addition, the Company has committed to purchase 5.6 acres of land in Salzgitter, Germany totalling $0.4 million.

(e)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement; however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the MEC Transferred Assets (note 2), MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

(f)
At December 31, 2011, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:
2012	$114
2013	170
2014	173
2015	189
2016	189
Thereafter	63

$898

90 MI Developments Inc. 2011

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  Exhibit 2